Exhibit 99.1

HEARTWARE INTERNATIONAL ENTERS INTO

DEFINITIVE AGREEMENT TO ACQUIRE

VALTECH CARDIO, LTD.

SEPTEMBER 1, 2015 / 5:00 PM U.S. ET

PRESENTERS:

DOUG GODSHALL, PRESIDENT AND CEO, HEARTWARE

PETER MCAREE, SENIOR VICE PRESIDENT AND CFO, HEARTWARE

AMIR GROSS, FOUNDER AND CEO, VALTECH CARDIO

PROF. FRANCESCO MAISANO, M.D., CHAIR OF CARDIOVASCULAR SURGERY, UNIVERSITY HOSPITAL OF ZURICH

PROF. KARL-HEINZ KUCK, M.D., PH.D., HEAD OF CARDIOLOGY DEPARTMENT, ASKLEPIOS KLINIK ST. GEORG

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SEPTEMBER 01, 2015 / 09:00PM GMT, HTWR - Heartware International Enters Into Definitive Agreement To Acquire Valtech Cardio, Ltd.

C O R P O R A T E    P A R T I C I P A N T S

Chris Taylor HeartWare International, Inc. - VP of IR & Corp. Communications

Doug Godshall HeartWare International, Inc. - President & CEO

Amir Gross Valtech Cardio, Ltd. - Founder & CEO

Francesco Maisano University Hospital of Zurich - Chair of Cardiovascular Surgery

Karl-Hienz Kuck Asklepios Klinik St. Georg, Hamburg, Germany - Head of Cardiology Department

Peter McAree HeartWare International, Inc. - SVP & CFO

C O N F E R E N C E    C A L L    P A R T I C I P A N T S

Chris Pasquale JPMorgan - Analyst

Brooks West Piper Jaffray - Analyst

Jason Mills Canaccord Genuity - Analyst

Matt Taylor Barclays Capital - Analyst

P R E S E N T A T I O N

Operator

Greetings and welcome to the HeartWare conference call and webcast. (Operator Instructions). As a reminder, this conference is being recorded. I would now like to turn the conference over to the Company. You may begin.

Chris Taylor - HeartWare International, Inc. - VP of IR & Corp. Communications

Thank you, operator, and thank you all for joining us for a HeartWare International conference call and webcast to discuss HeartWare’s announced agreement to acquire Valtech Cardio, Ltd.

During the course of this conference call we will make forward-looking statements that are based on management’s beliefs, assumptions and expectations and on information currently available to management.

All statements that address operating performance, events or developments that we expect or anticipate will occur in the future are forward-looking statements including, without limitation: our expectations with respect to the commercialization of HeartWare and Valtech products; timing, progress and outcomes of clinical trials and regulatory approvals; research and development activities; our ability to integrate, manage and take advantage of acquired and pipeline technology; and the costs and benefits to be achieved from the Valtech transaction.

Management believes that these forward-looking statements are reasonable as and when made. However, you should not place undue reliance on forward-looking statements because they speak only as of the date when made. HeartWare does not assume any obligation to publicly update or revise forward-looking statements whether as a result of new information, future events or otherwise, except as may be required by federal securities laws and the rules and regulations of the SEC.

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SEPTEMBER 01, 2015 / 09:00PM GMT, HTWR - Heartware International Enters Into Definitive Agreement To Acquire Valtech Cardio, Ltd.

HeartWare may not actually achieve the plans, projections or expectations disclosed in forward-looking statements and actual results, developments or events could differ materially from the disclosed in forward-looking statements.

Forward-looking statements are subject to a number of risks and uncertainties including, without limitation, those described in Part 1, Item 1A Risk Factors in HeartWare’s annual report on Form 10-K filed with the SEC. HeartWare may update risk factors from time to time in Part 2, Item 1A Risk Factors in quarterly reports on Form 10-Q, current reports on Form 8-K, or other filings with the SEC.

Participating on our call today from HeartWare are CEO and President Doug Godshall and our CFO Peter McAree. We are pleased to also be joined by Valtech Cardio’s Founder and CEO, Amir Gross, as well as two leading mitral valve experts, Prof. Francesco Maisano, Chair of Cardiovascular Surgery at University Hospital of Zurich, and Prof. Karl-Heinz Kuck, Head of Cardiology at Asklepios Klinik St. Georg in Hamburg and President of the German Society of Cardiology.

Today’s prepared remarks will be followed by a question-and-answer session. We respectfully ask you to limit yourself to one question and then please feel free to return to the queue with any additional questions. And now I would like to turn the call over to Doug Godshall. Good afternoon, Doug.

Doug Godshall - HeartWare International, Inc. - President & CEO

Good afternoon and thank you all for joining us today. We are excited to share with you the news of this strategic transaction which we believe will create a strong new leader in the treatment of heart failure.

After the close today, we announced a definitive agreement for HeartWare to merge with Valtech Cardio, a leading innovator in the development of transcatheter valve repair and replacement devices for mitral and tricuspid regurgitation.

As you will hear over the course of this call, our two companies share a common mission to develop technologies to help a broad spectrum of heart failure patients. Partnering with Valtech will enable us to dramatically expand the portfolio of products we can offer heart teams and the patients they treat.

As a Board and management team we have been intensely focused on balancing near-term execution and operational improvements with longer-term strategic initiatives that can accelerate our effort to become the leader in heart failure interventions.

As we evaluated our optimal strategic direction it became clear that if we could identify the leading platforms in mitral and tricuspid therapy and blend it with our well-recognized game changing pipeline and mechanical support, it would offer a unique and compelling combination.

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SEPTEMBER 01, 2015 / 09:00PM GMT, HTWR - Heartware International Enters Into Definitive Agreement To Acquire Valtech Cardio, Ltd.

Such a combination, if possible, would offer the potential for a highly synergistic solution set for our heart team customer and an enormous multiplier in value for our shareholders. Finding this attractive combination was not a guarantee by any stretch.

For the last several years we have been carefully evaluating the potential opportunities, assessing multiple companies, and all roads kept pointing us back to the robust portfolio of Valtech, a company we quietly invested in two years ago. As an early investor we had a helpful vantage point from which to observe Valtech’s progress on an ongoing and in-depth basis.

We also took the time to become intimately familiar with multiple other companies in the mitral space and we became increasingly convinced that the near-, medium- and long-term power of Valtech’s portfolio is without peer — which frankly is also how we feel about HeartWare’s portfolio with MVAD, CircuLite, Pal controller and Longhorn.

When I started with HeartWare we only had two implants in our history and the number of VAD cases was around 700 per year in total. But it was clear to me that the market was going to grow substantially and that HeartWare was going to be one of the winners based on the improved outcomes of continuous-flow pumps and all the positive feedback I received from the clinicians about the HeartWare device.

What I see now in the mitral and tricuspid repair and replacement segments, and in Valtech specifically, is an opportunity and company that eclipsed what I saw with VADs and HeartWare at the time.

So before we go into detail about Valtech on my first slide, I wanted to emphasize that we would not have considered this transaction without the strength of our core VAD business, which is focused on developing technologies for the most advanced heart failure patients and helping them get back to life.

The HVAD system has been proven as a bridge to transplantation having been implanted in more than 9,000 patients in 46 countries with our longest-supported patient out over eight years now. We have a strong commercial foundation with international market share of greater than 55% for the past three years, with nearly 300 of the top heart failure centers around the world that support our device, including roughly 175 in international hospitals and about 120 centers here in the US.

It is with this strong foundation that we are entering into this transaction to expand our market footprint, grow our portfolio and, most importantly, enable us to improve the lives of an even larger population of heart failure patients.

With that context as background, I would like to outline why this deal is so attractive to us. HeartWare aspires to be the leading medical device company focused on treating patients with heart failure. Our success to date in treating the most severe late-stage heart failure patients with VADs led to the logical extension of our business through the 2013 acquisition of CircuLite.

Valtech’s comprehensive suite of mitral and tricuspid technologies elegantly complements HeartWare’s existing platform of HVAD, MVAD and pipeline products, CircuLite, Longhorn and TETs development programs to create what we believe is the most compelling and differentiated portfolio and pipeline in heart failure and one of the most compelling in cardiovascular devices in general.

This transaction opens up an enormous market opportunity for HeartWare, expanding our access to a multibillion-dollar potential valve repair and replacement market. We believe the mitral valve market represents an even larger opportunity than VADs and it is clear that there is significant unmet immediate need for improvements in the mitral repair technology while replacement represents a significant upside to the future of the mitral arena.

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SEPTEMBER 01, 2015 / 09:00PM GMT, HTWR - Heartware International Enters Into Definitive Agreement To Acquire Valtech Cardio, Ltd.

Valtech’s transcatheter mitral repair technologies have demonstrated strong clinical performance and provide meaningful advantages over what is available today. The transcatheter mitral repair market is an already established, rapidly growing market estimated at $250 million globally this year and is forecast to reach $500 million in the near-term.

Being a fast follower is something that we did successfully with HVAD and we can’t wait to do it again with Valtech’s lead product, the Cardioband. Valtech brings to HeartWare an impressive team of 60 employees with broad functional expertise and this will bring us to a combined workforce of nearly 700 employees.

Unlike most startups that advance one device concept and hope for an exit, Valtech had a broader, more patient vision and nurtured four different products to clinical stage and beyond. They took a long view both in terms of creating a complete portfolio of solutions and building a team that is committed to finish the exciting mission they started together.

Valtech’s unique pipeline of technologies will create significant value, delivering near-term commercial platforms which will accelerate revenue growth, helping create the untapped tricuspid intervention segment and providing an early highly competitive mitral replacement with a transseptally delivered device.

This agreement is structured to provide risk mitigation over time for HeartWare shareholders with an upfront stock payment which represents a reasonable use of HeartWare’s currency today relative to the multiple revenue opportunities that will flow from Valtech, as well as contingent payments that offer a very attractive risk/reward for both HeartWare and Valtech shareholders over time.

What we also believe we have created is an opportunity for investors to participate more directly in the mitral space since, at HeartWare, Valtech’s portfolio will have an immediate and measurable impact.

Looking at our strategic rationale on a deeper level, slide 9 shows a side-by-side view of why we see such a compelling fit between the companies. We are both aggressively pursuing less-invasive solutions to treat heart failure. We both have breakthrough technologies in the clinic and moving towards approval. We share a common referral point with cardiologists and heart failure cardiologists.

Importantly, as the heart team model has evolved over the past few years, the surgical and cardiology teams now jointly decide what the best therapy is for their patients, whether it is to have a valve repair or a VAD implanted. This makes our combined entity a much more significant partner for this collective heart team.

The market opportunity that both companies are pursuing are enormous as the patient populations are vastly underpenetrated. And having both portfolios will have a powerful synergistic impact on market development.

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SEPTEMBER 01, 2015 / 09:00PM GMT, HTWR - Heartware International Enters Into Definitive Agreement To Acquire Valtech Cardio, Ltd.

On slide 10 where you see the image of the heart, it seems appropriate to briefly set the stage for the Valtech portfolio by framing the current state of mitral and tricuspid therapies.

First, there really is no magic bullet for treating mitral regurgitation. The heterogeneity and complexity of the disease creates the need for multiple approaches in order to serve the entire population. And it is therefore essential that as a provider you offer multiple platforms for customers to select from to enhance outcomes.

As we have diligenced the space and observed firsthand in our VAD patients, it is clear that tricuspid regurgitation is often overlooked and is a significantly undertreated disease which leads to prolonged right heart failure and suboptimal outcomes for mitral interventions and VAD therapy.

Because the tricuspid valve can appear to recover following the use of diuretics, it is often undiagnosed. When tricuspid regurgitation is properly diagnosed repair by annuloplasty is far and away the leading strategy for treating the disease. Having a minimally invasive option that can be used as a standalone or in conjunction with Cardioband mitral is going to motivate cardiologists to look more closely for the disease now that they will have a way to address it.

Looking at this space from another perspective, both mitral and tricuspid diseases can be broken into functional and degenerative or primary mitral or regurgitation categories. Functional disease occurs when the heart failure causes the ventricle to grow and in so doing the annulus of the valve expands leading to regurgitant flow which can exacerbate the underlying heart failure.

Degenerative disease is when there is a problem with the apparatus of the valve not caused by a ventricular issue. Degenerative disease can lead to heart failure but is not secondary to it.

There is just a large unmet need among patients with both functional and degenerative in mitral and tricuspid disease with disease prevalence north of 5 million patients in the US and yet fewer than 100,000 procedures combined.

Surgery, whether surgical repair or surgical replacement, is limited to only those patients who can tolerate it, leaving a substantial portion of the patient population without remedy and vulnerable to disease progression and further deterioration in their condition.

Today, there exists one pioneering transcatheter treatment approach for mitral regurgitation, the MitraClip, that represents the first generation in mitral repair and which has established a rapidly growing market outside the US and a nascent but soon to be significant market in the US.

One of the important contributions MitraClip has made, aside from validating the significant opportunity in mitral intervention, is that there are now hundreds of cardiologists around the world who have learned how to manage mitral disease using a transseptal approach. This was a major undertaking and paves the way for the next generation transseptal therapy which we will be delivering.

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SEPTEMBER 01, 2015 / 09:00PM GMT, HTWR - Heartware International Enters Into Definitive Agreement To Acquire Valtech Cardio, Ltd.

As many of you have not yet been exposed to Valtech before, I wanted to provide a very brief introduction to their product portfolio before turning over to Amir Gross, Valtech’s CEO and Founder, and two other preeminent thought leaders in the mitral space who have great familiarity with Valtech’s portfolio.

Amir and his team started their clinical efforts with Cardinal, shown on this slide, which is an innovative semi-rigid annuloplasty ring system that enables adjustment of the ring size on a beating heart during surgery. This allows the surgeon to consistently optimize the result after implanting the device. All other competitive rings are sized preoperatively, sewn into place and cannot be adjusted.

Turning off the heart-lung machine and then optimizing co-optation of the leaflets while the heart is beating is going to be a dramatic improvement. Today, valve repair surgery is a bit of an art, highly dependent on a surgeon’s expertise and experience. With the real-time beating-heart adjustment, results can be optimized during the procedure according to the physiologic outcomes and surgeons can have the confidence to repair with less art and more control.

The surgical repair market has not had a technology infusion for decades, and this Valtech driven technology infusion and the ability to optimize outcomes we believe will strongly stimulate growth.

The second device which Valtech brought to the clinic is called V-Chordal which replaces the chords beneath the mitral leaflets and facilitates the treatment of degenerative mitral regurgitation.

V-Chordal, which was successfully evaluated in a limited clinical trial with four patients completing one year follow-up, is another technology that adds adjustability to existing surgical practice and is expected to expand the range of solutions offered for treating mitral valve pathologies and allow more patients to be treated.

Valtech is currently developing a percutaneous V-Chordal application to be used in concert with the Cardioband product line. Elements of Cardinal and V-Chordal were incorporated into what has become Cardioband.

On the next slide you can see perhaps the most exciting of Valtech’s near- term assets which is Cardioband, an adjustable surgical like solution that is implanted percutaneously. Cardioband is the first trans-femoral venous access annuloplasty system. To date, Cardioband has been used to treat more than 50 patients and is expected to receive CE Mark approval for mitral valve repair in 2015.

The clinical results from the CE Mark trial show very promising safety and efficacy, which Prof. Kuck will be discussing later in the call. The system is designed with a safety first mentality and will initially be targeted towards the high surgical risk population.

Of course, as is the norm in medical devices, if a technology is highly effective and safe it will invariably migrate to the lower risk surgical patients over time as well.

This is a very exciting time in the history of Valtech, as the Company is preparing for the near-term commercial launch of this impressive device. Valtech is also developing a version of Cardioband for patients with tricuspid regurgitation and the first human implants using the tricuspid version are expected within the next 18 months.

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SEPTEMBER 01, 2015 / 09:00PM GMT, HTWR - Heartware International Enters Into Definitive Agreement To Acquire Valtech Cardio, Ltd.

Valtech’s portfolio of transcatheter mitral and tricuspid devices accelerates our ability to achieve our mission. This acquisition marries our complementary portfolios of surgical and interventional products geared towards our combined customer base of cardiac surgeons, heart failure cardiologists and interventional cardiologists, enabling us to better serve the needs of heart failure programs at hospitals around the world.

With the industry’s evolution to team-based cardiac care there is a natural opportunity and fit for the combined Company’s product offerings. We plan to leverage the fast heart failure knowledge of our field team, the strength of our extensive customer relationships and demonstrated ability to commercialize breakthrough technologies to facilitate an effective launch of Valtech’s near-term commercial assets.

We would not have considered this acquisition were it not for the strong capabilities of Valtech. Amir Gross, Founder and CEO of Valtech, and business partner who I have known for a number of years, is with this on the

As you can see on slide 14, which shows a 3D echo image of a Cardioband repair on the right and a traditional surgical ring on the left, you really can’t tell the difference. Cardioband is able to replicate the results seen with a more traditional surgical annuloplasty without the need for open heart surgery. Cardioband preserves the valve’s natural anatomy so it doesn’t create an obstacle for future procedures if needed.

In addition, Cardioband’s supra-annular approach doesn’t compromise the leaflets or chords, which will make it a safe, attractive option for both patients and physicians.

While the three platforms I have discussed are designed for valve repair, CardioValve will compete in the transcatheter replacement market which is currently the most discussed segment of the transcatheter mitral space. CardioValve is a transcatheter platform which will offer transseptal and transapical mitral valve replacement options.

The CardioValve platform was uniquely designed to suit transseptal delivery right from inception through flexibility and low-profile while maintaining durability. The key differentiator of CardioValve is the elegant delivery system. The transseptal system offers five degrees of steerability which avoids complex wire manipulations.

CardioValve portends to be a formidable competitor in this market with a low profile implant, unique transseptal system and what appears to be the most controlled and safest delivery method. We believe that replacement will not grow meaningfully until there is a safe transseptal option.

CardioValve is at the advanced preclinical stage with a series of chronicle animals underway. Our expectation, based on what we have seen in the market, is that HeartWare will be one of the first companies to offer such a system and could well be the first with a low-profile steerable device, with first implants expected in the next 18 months.

While we continue to be compelled by the untapped potential in the late stage population we currently address with our VAD portfolio, to achieve our mission of being a leader in heart failure we realized we needed to move upstream to meet the needs of a less sick population.

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SEPTEMBER 01, 2015 / 09:00PM GMT, HTWR - Heartware International Enters Into Definitive Agreement To Acquire Valtech Cardio, Ltd.

phone from London where he is attending the European Society of Cardiology Congress, as well as Tal Reich, Chief Operating Officer of Valtech, who is here with us today in Framingham.

So it gives me great pleasure to introduce Amir who will provide some background on the company that he has built and offer his perspective on the combination.

Amir Gross - Valtech Cardio, Ltd. - Founder & CEO

First, HeartWare’s early investment in Valtech set a stage for what has become a strong partnership. Over the past two years leadership from both companies have had the chance to get to know each other, and from those interactions we have come to realize that there is a compatibility and common entrepreneurial culture that make this transaction particularly attractive from our standpoint.

Just as HeartWare has come to learn of Valtech’s portfolio and its people, we too have had the opportunity to come to appreciate and admire all that HeartWare has achieved in changing the treatment landscape in heart failure with its revolutionary VAD technologies and launching what has become the VAD of choice in international markets with its first product the HVAD System. Valtech has a great respect for what HeartWare has accomplished with VADs and its significant success commercially.

These commercial capabilities were also an attractive element in furthering our relationship with HeartWare. We at Valtech feel that the combined portfolio and the combined expertise and strength are complementary and can run in parallel, create a winning formula for the next leader in technological treatment for heart failure. We are strong believers in our own

Thank you, Doug, and good evening to everyone. First I would like to take a moment to say what a pleasure it is to be speaking with you all today to announce such a significant milestone to our organization. Since founding Valtech in 2005, I have had the luck and opportunity to attract a very driven, talented group with a shared objective to become the leading innovator in mitral and tricuspid valve repair and replacement.

With today’s announcement we are taking a major step forward in that evolution and I couldn’t be more excited about our prospects as part of the HeartWare family. I feel like I have joined a big and supportive family.

As you have likely seen, there has been a great deal of activity in the mitral space in the past couple of months. And before I talk about our portfolio I thought I would share some thoughts from the perspective of Valtech regarding the attractiveness of this transaction.

valve business and the ability and opportunity to continue to drive value is very exciting to us.

As Doug mentioned a few moments ago, we can see in slide number 19 HeartWare was an early believer in our product platforms and our team and invested in our business in 2013. Because of this earlier investment and the trusted relationship that we have cultivated between the companies, HeartWare has had a unique level of access to view our portfolio.

On an ongoing and in-depth basis Valtech has been purposefully operating in what I would refer to as a stealth mode given the highly competitive market in which we compete. But today I will provide some more visibility to what I view as a best-in-class comprehensive mitral and tricuspid repair and replacement portfolio.

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SEPTEMBER 01, 2015 / 09:00PM GMT, HTWR - Heartware International Enters Into Definitive Agreement To Acquire Valtech Cardio, Ltd.

Let me start with a brief introduction of our team. Our organization wouldn’t have such a uniquely broad and deep portfolio as we have today if it were not for our more than 60 talented employees and experience. Our employee base is one of Valtech’s key strengths and was a significant factor in HeartWare’s decision to acquire our Company.

Our employees have significant experience in the medical device and specifically in the valve space with a proven track record as reflected by four first-in-man trials in four years. Yielding two commercial stage products so far we have worked very hard to establish a culture of focus, determination and a drive for success.

I am proud of each member of our team and I would look forward to having you become more familiar with their work. And I believe you will be very impressed. The Valtech team has produced a well advanced portfolio of multiple surgical and transcatheter approaches that include annuloplasty, chord repair and valve replacement with specific solutions for both mitral and tricuspid valves.

We also have several pipeline projects that we are not currently prepared to share publicly. Our approach to developing our technologies has been driven by first identifying where there is significant unmet need and mitral stood out from the start, followed more recently by tricuspid.

Our second criterion was to identify how to make the best intervention possible with a goal of producing new devices and systems that most closely mimic or even enhance upon the surgical gold standard in less invasive, safer approaches with particular emphasis on transcatheter delivery.

Our R&D approach has yielded important new technologies and, unlike others in the mitral space, today Valtech has commercial stage assets that make the significant market opportunities in mitral and tricuspid valves very realizable and near-term.

Now I can move to slide 20 and introduce you to our product pipeline. Valtech’s four product platforms, Cardioband, Cardinal, V-Chordal and CardioValve, are designed to offer a cohesive portfolio of products that address each of the etiologies of severe mitral and tricuspid valve regurgitation. For today I will focus on our two commercial stage products in particular.

Our early development efforts produced Cardinal, an adjustable surgical annuloplasty repair system for mitral valve regurgitation. Cardinal uses a proprietary system that allows the surgeon to cinch the ring all under beating heart conditions that allow real-time adjustments.

It was through the first product that we created the connection with our supporting key opinion leaders, learned the mitral environment and created and polished our understanding of the adjustment feature and its key role in enabling beating heart mitral repair, all of which served us in the development of the transcatheter solution.

Cardinal received CE Mark approval a few years ago. However, rather than diverting our limited resources and commercializing it at that time we awaited the right partner and meanwhile focused our efforts on what is today Cardioband.

Cardioband takes the learnings from Cardinal, applying the same approach to repair under beating heart conditions, but delivered interventionally, transfemorally, avoiding the need for open heart surgery. We used the experience gained in creating a device that needed almost no changes, from its same use to its commercial version soon to be approved.

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SEPTEMBER 01, 2015 / 09:00PM GMT, HTWR - Heartware International Enters Into Definitive Agreement To Acquire Valtech Cardio, Ltd.

And we have always also put forth a great deal of effort in ensuring operator consistency and education to achieve the best patient outcomes possible. These efforts have paid off and, as Doug mentioned earlier, Cardioband is expected to receive CE Mark approval soon. And we believe it will represent a meaningful new advance in mitral intervention.

One of the physicians with most experience with our device, Professor Karl-Heinz Kuck, will review some of the clinical data from our CE Mark trial in a few moments. In the next slide we can see where all of those treatment opportunity boxes that Doug showed earlier are filled, each to be addressed by a Valtech product.

Today there is a lot of interest in mitral replacement among medical device companies. But it is this comprehensive portfolio of repair and replacement offerings combined with the expert valve team that has proven it can execute that sets Valtech apart from others in this space.

HeartWare has a proven track record in commercial success having established their flagship product, the HVAD Ventricular Assist System, as the VAD of choice internationally. And our shareholders have high confidence in their ability to have similar success in the mitral and tricuspid market, which is why we are so delighted that we will all soon be shareholders in HeartWare and look forward to participating in the upside of the combined Company.

We are eager to advance our position as leader in mitral and tricuspid valve regurgitation treatment as part of the HeartWare organization. And with that I would like to turn the call over to one of the leading opinion leaders in the mitral space, and a longtime advisor, collaborator, friend and formerly Chief Medical Officer of Valtech, Prof. Francesco Maisano.

Prof. Maisano has been instrumental in the development of Valtech’s portfolio, including Cardinal and Cardioband, lending his important perspective as a cardiovascular surgeon with firsthand experience in surgical mitral repair and also as a pioneer in transcatheter valve treatment. Prof. Maisano, thank you for joining us tonight.

Francesco Maisano - University Hospital of Zurich - Chair of Cardiovascular Surgery

So, Amir, let me take the opportunity to thank you and Doug for making a dream come true for a physician like me who has been involved in heart failure since many years, first as a surgeon, now as a (inaudible) interventionalist. I think that the agreement between a mitral valve company and an assist device company is the best example of how alternative treatment of heart failure should be done. Continuum of care in this field is fundamental and I think it will be the secret of success.

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SEPTEMBER 01, 2015 / 09:00PM GMT, HTWR - Heartware International Enters Into Definitive Agreement To Acquire Valtech Cardio, Ltd.

We can go to slide number 23, which is a very busy slide, but tries to depict the life of a typical patient with heart failure. Actually in the early stages the patients are not doing so bad. The heart failure is mainly a diagnosis done with some echocardiography. It is a stage where the heart becomes a little bit enlarged, but the patient is still having a normal life.

Sometimes is feeling a little bit worse with medication the patient is handled, until later he starts to get worse. And this yellow line, as you see, has multiple peaks going down, meaning that the patient has multiple events which lately require hospitalization.

Now there are multiple lines that you see in this slide, the green line is wishful thinking, it is what we would like to do today. What we do today, we wait a long time before we do any intervention and we hope that we can bring back patients in an ideal position. This is usually done with either an assist device or transplantation sometimes with mitral interventions. The reality is that most patients have some benefit, but there is not really the opportunity to prolong their life expectancy.

The pale green line is what we would like to achieve in the future. We need to have devices which filling the gap between medical management and the assist devices to try to stop the progression and keep the patient as long as possible asymptomatic and well.

In this space early intervention with mitral devices will play a center role in the wide portfolio of technologies which have been developed within Valtech will be able to serve all potential patients requiring this kind of treatment, both in terms of mitral regurgitation and tricuspid regurgitation.

The slide number 24 is a little bit of a state of the art of current treatment of mitral and tricuspid regurgitation. We know that there are different etiologies, there are --

the pathologies are very diverse. Most patients have a functional problem, this is typical for heart failure. Less patients have the degenerative, although these are still a large proportion of the general population.

This difference as for multiple choices ranges from repair to replacement. What is important to realize that today angioplasty is the most commonly performed procedure in surgery. There is no other procedure which is performed more commonly in the mitral and tricuspid space. I would say that in mitral regurgitation repair is done in Europe in more than 70% of cases and repair always entails annuloplasty in case of functional or degenerative MR.

In tricuspid regurgitation it’s even more, replacement is almost never done. But only in the very end stage situations repair plays a center role. However, the point is that there is not one device, not one solution that fits all -- again once more, what is fundamental to treat patients, and this comes from my long experience in cardiac surgery, we need a spectrum of devices because we need a toolbox for adapting our technologies, our techniques to the patients.

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SEPTEMBER 01, 2015 / 09:00PM GMT, HTWR - Heartware International Enters Into Definitive Agreement To Acquire Valtech Cardio, Ltd.

Speaking more specifically about Valtech portfolio on slide 25, it is shown some scientific data related to the adjustment. This -- a unique feature of the Valtech portfolio, all the repair technologies are dynamic so they allow the physician to adapt the device while the heart is functioning so that you can improve the outcome significantly.

We did the study a few years ago with the Cardinal which is a surgical ring which can be adjusted after the implantation and we found out that to obtain improvement of the coaptation we need to adjust in more than 70% of patients. And by doing so we were able to improve coaptation which means we were able to improve the functioning of the valve, but also to have a result which would be more doable because it would have leaflets in a better configuration after the repair.

This learning has been obviously broad also in the transcatheter approach, slide number 26, where we were then able to develop a device which is replicating a surgical ring implantation with a transcatheter approach so that once again we can do what is done in surgery without the need of open-heart surgery, without the need to heart lung machine, (inaudible) and the surgical access.

And once more we are able to have a dynamic device adapt to the patient to optimize the outcomes. This is a real breakthrough technology in the field of mitral regurgitation. Don’t forget that functional mitral regurgitation is a very dynamic pathology and asks for -- is asking for dynamic devices.

With this I would like to give the word to Karl-Heinz, it is my pleasure, please go forward.

Amir Gross - Valtech Cardio, Ltd. - Founder & CEO

Thank you, Francesco, and it is now my pleasure to introduce another friend and fellow colleague in the cardiovascular field, Professor Karl-Heinz Kuck who is the head of Cardiology Department at Asklepios Klinik, St. Georg in Hamburg, President of the German Society of Cardiology, DGK, and one of the most familiar and early adopters of Valtech Cardioband technologies.

It was a great pleasure working with Professor Kuck. He has a long time experience with new technologies in the cardiovascular field. And being the first user in Germany instrumentally helped the Company to move to the next step of being able to educate and transfer the knowledge to other physicians.

Professor Kuck, thank you for also joining us tonight. I know you had busy schedule today at the ESC meetings. Thank you.

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SEPTEMBER 01, 2015 / 09:00PM GMT, HTWR - Heartware International Enters Into Definitive Agreement To Acquire Valtech Cardio, Ltd.

Karl-Hienz Kuck - Asklepios Klinik St. Georg, Hamburg, Germany - Head of Cardiology Department

Thank you very much, Amir. And also thank you very much to Francesco who is a great friend and great cardiac surgeon. One of the very first cardiac surgeons that really did understand that the future of cardiac surgery is in the transcatheter field.

I am as, Amir was pointing out, presently the President of the German Society of Cardiology which is the largest cardiology society within Europe. But I am also a Board member of the European Society of Cardiology. And I am presently attending, like Amir and Francesco was, the European heart meeting, which is the largest meeting in cardiology in 2015 with more than 35,000 attends.

We have spent a lot of time on this conference how to treat patients with transcatheter procedures in the aortic but also in the mitral space. And the slide number 28, as you can see there, gives you a slight overview of why we are today and what we have to expect in the treatment of patients with aortic stenosis, mitral regurgitation and tricuspid regurgitation.

So I can tell you in Germany at the present time in 2014 we were treating 23,000 patients with aortic stenosis, 10,000 of these patients were treated with heart surgery. But already in 2014, 13,000 of the 23,000 patients were treated with a transcatheter approach.

Now currently in the United States 80,000 patients are treated, as shown on this slide, based on aortic stenosis. And my promise that I guessed two or three years ago is that in five years from now almost no aortic valves will be replaced by open-heart surgery, but all will be done by a catheter-based technology.

Now if you move to mitral regurgitation then you can easily appreciate that at this point in time only 60,000 patients are surgically treated. And the reason for this is that most of the patients are too old or too sick or have many co-morbidities that does prevent them to be treated surgically. It is only 50% of all of the patients or maybe even less that can be treated at this point in time surgically because of the high risk to die during the operation.

Now but what you see on the left side with the blue part of this cake that the potential market, the prevalence in the United States is up to 4.2 million people that are suffering from mitral regurgitation. And most of them cannot be treated at this point in time with a surgical technology.

Now the numbers are somewhat smaller in patients with tricuspid regurgitation because in the majority of cases tricuspid regurgitation is following mitral regurgitation and patients that are not treated because of mitral regurgitation can also not be treated for tricuspid regurgitation. But we know that the prognosis is not only determined by mitral regurgitation but also by tricuspid regurgitation in patients with severe tricuspid regurgitation have rather bad prognosis.

Now as you can see there are about 1.6 million people in the United States that are suffering from severe to moderate tricuspid regurgitation that would need treatment but cannot get the treatment at this point in time because of the risk of dying during a surgical procedure.

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SEPTEMBER 01, 2015 / 09:00PM GMT, HTWR - Heartware International Enters Into Definitive Agreement To Acquire Valtech Cardio, Ltd.

So if we look into the overall market in patients with mitral and tricuspid disease, then we can estimate that the number of patients suffering from both mitral and tricuspid regurgitation is six times the number of aortic stenosis, which is a huge demand that we have to fulfill over the next couple of years in interventional cardiology.

So let’s move to the next slide and, as was introduced by Francesco with the Cardioband, the Cardioband is from my personal experience the very first interventional treatment that I have used in my career that really is effective and safe.

I have worked in the space on many, many years and I have used a lot of devices either via the coronary sinus, which is a vein surrounding the annulus, or directly by placing devices either from the atrial or from the ventricular aspect to reduce the mitral annulus and to treat mitral regurgitation. None of these devices really achieved a reproducible and safe result.

So the Cardioband is in my personal experience, and this experience in Europe is one of the largest that we have. We are doing 150 MitraClip procedures which is the largest hospital doing clips around the world.

And this technology, the Cardioband, is the first technology that I’ve used in my hospital where we could show in our own experience, but also in the multicenter first-in-man trial, that none of these patients that are really sick patients that were not suitable for open-heart surgery had any intra-procedure mortality. And none of these patients needed (inaudible) ablation except that they were suffering in addition to mitral valve disease also from [AT] fibrillation.

Now the bars on the left side clearly indicate to you what change of mitral regurgitation can be achieved acutely immediately after the procedure but also can be maintained over time. The very left bar shows in gray the amount of mitral regurgitation with an extent of moderate to severe 3 to 4 plus and only a very few patients who had less severe mitral regurgitation 2 plus.

Now when the Cardioband was implanted and a control echo was obtained at this charge you could appreciate that almost all of the patients who were in 3 to 4 plus before were reduced to zero to 1 plus, and only a very few patients were left with 2 plus and very little were left with 3 to 4.

Now this 3 to 4 were due to the initial phase of the first-in-man study where technical adaptations were necessary. And at the end of the first-in-man trial for the last 25 patients we have never seen a device failure and all of the patients quickly reduced to less than 3 plus, which means 2 plus or even zero to 1 plus.

It is interesting to see that over time the initial result with a significant reduction of mitral regurgitation can be obtained. Please take into consideration that the number of patients is decreasing over time because some of them are still under follow-up.

But in summary, as you can see in the very upper part, at 12 months 94% of the patients that are in follow-up at this point in time have mitral regurgitation of equal or less than 2 plus, which is a very unique result and has never been shown in the history of transcatheter interventions at the mitral space.

The next slide shows you the summary of a very recent article that has been put together by a very experienced group of people which were led by Francesco Maisano. And this group of people were sitting together to explore the future of transcatheter mitral valve interventions and the role of repair versus replacement.

We all know that replacements have gained a lot of attention over the last couple of weeks and months, but this is mostly due to the fact that none of all the technologies that have ever been tested for mitral valve repair by percutaneous procedure ever worked except for the Cardioband procedure. So most of the companies who acquired a replacement device, we are focused on this because no device for mitral valve repair except for the Cardioband is really available at this point in time.

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SEPTEMBER 01, 2015 / 09:00PM GMT, HTWR - Heartware International Enters Into Definitive Agreement To Acquire Valtech Cardio, Ltd.

So you have to understand that the mitral valve is not just a leaflet, it is not just a valve, it is a very complex apparatus that includes the left ventricle, it includes the papillary muscles and the chords that connect the papillary muscles with the leaflets. So it is a very difficult and complex anatomical structure.

And it is very attractive to leave that very complex structure alone and only position the Cardioband device, which is an annular device to reduce the diameter of the mitral space without touching any structure outside of the mitral annulus.

Now we are very much afraid with more, bigger devices that there is an interference between these devices and the complex anatomy that is surrounding the mitral apparatus.

Therefore in this paper, but also in many discussions at conferences, Francesco and myself have pointed out that the initial step for the majority of patients that are treated with mitral regurgitation based on functional disease should be treated first with a device that is brought in transseptally, supra-annully and helps us to reduce the septal lateral diameter and thereby to reduce mitral regurgitation.

And only in those cases where the mitral leaflet is very sick, is very thin and in very elderly patients we would believe that mitral valve replacement will play a future in -- will play a major role in the future, that means in the upcoming years.

So we feel that this device, the Cardioband device, will treat the majority of patients with functional disease and only a minority of patients will require and need mitral valve replacement. So we are looking in the very challenging and very attractive future of transvalvular mitral treatment using the technology that is provided by Valtech. Thank you very much.

Amir Gross - Valtech Cardio, Ltd. - Founder & CEO

Thank you, Professor Kuck.

Doug Godshall - HeartWare International, Inc. - President & CEO

Yes, thank you so much, Amir, Prof. Kuck and Francesco. It is really a pleasure and honor to have you take so much time out of your schedules, which I know are quite busy. And thank you for the support and education you have provided over the years as we have learned about the Valtech portfolio and its significant potential and how complementary we expect it to be to what we are doing here at HeartWare.

With that I would like to turn it to Peter and hopefully you can all stay on the line for questions afterwards, although I know it is getting late in Europe. But we are likely to have some questions from investors and analysts on the call. But I will turn it to Peter and then I will come back for some following final comments.

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SEPTEMBER 01, 2015 / 09:00PM GMT, HTWR - Heartware International Enters Into Definitive Agreement To Acquire Valtech Cardio, Ltd.

Peter McAree - HeartWare International, Inc. - SVP & CFO

Thank you, Doug, and good afternoon and evening, everyone. This acquisition of Valtech represents a smart strategic step in our objective to become a leader in the treatment of heart failure.

By acquiring a company with such a comprehensive and innovative portfolio from what are expected to be substantial high-growth markets, through a deal structure that preserves cash to advance the business and has clearly defined milestones and earn-outs we have unique opportunity to deliver greater shareholder value over time than as a standalone VAD business.

Getting into the specifics, first looking on slide 32. Let me start by echoing a few of Amir’s comments regarding long-term growth potential. Valtech shareholders and employees were aligned with receiving shares in the combined company in order to participate in the growth and future success of the new expanded HeartWare business, rather than opting to take immediate cash off the table as has been seen in other recent mitral replacement valve transactions in the market.

As we got to know Amir and his team we were so impressed with their deep experience and commitment to build a complete business and not just a single technology to be sold off prematurely to the highest bidder. For HeartWare and its shareholders we believe the use of stock consideration widely preserves cash, it enables us to invest in the commercial scale up of Cardioband in 2016 while continuing to progress important development initiatives such as CardioValve.

We believe the near-term commercial prospects, including the ability to drive revenues with a well proven technology such as Cardioband, different take Valtech from other companies in this space. In the pursuit of highly complementary technologies for both mitral and tricuspid valve disease spanning from repair to replacement opens the door to substantial long-term revenue growth and consequently will have an appreciable impact on HeartWare’s long-term earnings and value creation potential.

In assessing this transaction we looked carefully at our capital resources and the ongoing investments needed to drive success for the Valtech acquisition. We are extremely confident that our balance sheet will support our ability to fund the operations of the combined business and drive high investment returns from Valtech’s extensive portfolio.

Although we will consume additional cash, including the likelihood of doubling Valtech’s current spend rate of nearly $15 million per year, the ability to generate near-term revenue offsets will make this transaction highly manageable.

We won’t get into detailed financial projections at this time as this information will be filed with the registration statement documents in just a few weeks. To recap, we believe this transaction: establishes a unique growth opportunity and attractive investment for investors interested in differentiated technologies targeted towards fast-growing heart failure market; is transformational for both companies, and the combined portfolio represents one of the most exciting in the industry with multiple products presenting a steady and frequent cadence of events and potential inflection points beginning now and for years to come; is appropriately structured to create value and manage risk, creating a comprehensive portfolio that will address two of the highest growth areas in heart failure today; and is capable of being managed with our existing capital resources.

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SEPTEMBER 01, 2015 / 09:00PM GMT, HTWR - Heartware International Enters Into Definitive Agreement To Acquire Valtech Cardio, Ltd.

On slide 33 you can see we carefully structured the transaction consideration in a manner not all that dissimilar from the CircuLite transaction. Importantly for our shareholders, the milestone-based agreement represents an attractive opportunity for strategic value creation while mitigating risk and preserving cash for the continued investment in both the VAD and valve franchises of the business.

Given the status of Valtech’s product suite having completed four first-in-man with two near commercial products, the use of shares upfront appropriately rewards Valtech shareholders and employees with a substantial progress achieved to date. Beyond this upfront payment there are several clinical milestones including first-in-man milestones and Cardioband tricuspid or CardioValve mitral, either of which milestone has significant incremental value creation potential in the next two to three years.

On top of this we implemented revenue milestones corresponding to value creation longer-term in recognizing the comprehensive nature of the overall Valtech portfolio. The transaction terms include a $375 million milestone payment payable in the future upon a considerable revenue attainment threshold of $450 million in trailing 12-month sales, which more than likely follows commercial approval of CardioValve.

We believe that this structure provides appropriate risk mitigation for HeartWare shareholders, as well as contingent payments that offer very attractive risk/reward for both HeartWare and Valtech shareholders over time.

Moving on now to slide 34. As this slide highlights, there is significant opportunity to drive long-term revenue growth among a broad portfolio of technologies which will layer on top of our leading mechanical circulatory assist portfolio. The ranges in the table shown here broadly frame the different scenario outcomes we consider.

And to the left of the table is a graphical illustration of what growth we would anticipate generating as Valtech matures. We anticipate that the revenues from Valtech will generate highly attractive gross margins above what we would achieve from our VAD portfolio, and long-term will appreciably scale our earnings creation.

On slide 35 I am ending with a high level recap of the transaction consideration. We expect to file a registration statement on the transaction in mid to late September and this fall shareholders will have the opportunity to vote on the transaction following satisfaction of regulatory approvals and clearances.

In summary, we are extremely excited about Valtech and to present this exciting opportunity to our shareholders. We look forward to completing this transaction hopefully by the end of this year. With that I would like to now turn the call back over to Doug for closing remarks before opening for Q&A.

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SEPTEMBER 01, 2015 / 09:00PM GMT, HTWR - Heartware International Enters Into Definitive Agreement To Acquire Valtech Cardio, Ltd.

Doug Godshall - HeartWare International, Inc. - President & CEO

Thanks, Peter. This transaction and the timing is only possible because of the strength of our core VAD business, as evidenced by several recent milestones. The MVAD System CE Mark clinical trial is now enrolling and, while we won’t go into detail, we are quite delighted.

Enrollment has been completed in our HVAD ENDURANCE2 destination therapy trial in the US. We delivered exceptionally strong second-quarter results driven by record unit sales in the US and international markets. We’ve witnessed increased clinical trial activity stimulating interest within the VAD referral community for both HeartWare and Thoratec devices. And HeartWare’s balance sheet has been recalibrated with the convertible note financing and extension of maturity.

And I cannot emphasize more the importance of the appreciably stronger leadership team now in place at HeartWare and the depth of talent that Amir and Tal have assembled at Valtech. This was a critical factor in our determination that now is the time and Valtech is the Company.

Earlier, I discussed some of the complementary attributes between our two companies and the next slide highlights the synergies and complementary nature of patients we treat and their disease etiologies, which is similar to the view that Professor Maisano provided in his overview.

HeartWare’s core business targets Class IIIb and Class IV heart failure patients, with VAD patients commonly receiving a concomitant valve procedure at the same time. By comparison Valtech’s portfolio is developed for an earlier stage patient population. This combined portfolio enables HeartWare to engage along the continuum of disease progression versus waiting at the end of the line as we tend to do today.

With a synergistic patient population, our combined portfolio offers solutions for each of the multiple flavors of heart failure. For heart failure patients with a reduced ejection fraction, or HFrEF, on this slide, HVAD, MVAD, CircuLite and potentially Longhorn will provide partial and full mechanical circulatory support, while Valtech’s Cardinal, Cardioband and CardioValve are valve options for an earlier segment of this HFrEF population.

For those with preserved ejection fraction, or HFpEF, the CircuLite System is targeted to treat this etiology either through the surgical platform or the interventional endovascular system, both of which offer partial support and pull blood from the atrium which is expected to provide meaningful benefit for this sizable undertreated patient segment.

For those with right heart failure, we have seen hundreds of HVADs used on the right side to provide biventricular circulatory support for end-stage patients, while Cardinal and Cardioband will be used to repair the tricuspid valve and enhance right heart function.

So no matter the etiology, our comprehensive portfolio has a solution to help treat the broad, complex heart failure patient population. In primary valve

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SEPTEMBER 01, 2015 / 09:00PM GMT, HTWR - Heartware International Enters Into Definitive Agreement To Acquire Valtech Cardio, Ltd.

disease, also referred to as degenerative mitral or tricuspid disease, the ventricle is okay but the valve is impaired. Our pumps are unable to help this patient population, but Cardioband, Cardinal, V-Chordal and CardioValve can help them.

So as we look at the entire portfolio on slide 40, we see a very high impact first-in-man and clinical and regulatory cadence. We can see that our combined VAD and valve portfolio provides leading technology in two of the highest growth areas in heart failure today.

As this slide demonstrates, HeartWare will be well-positioned for a high impact cadence of clinical and regulatory milestones with near-term and long-term inflection points in both key business units. We believe that this portfolio will best position HeartWare to deliver accelerated revenue growth and an amplified profitability trajectory enabling the combined Company to drive attractive shareholder returns for many years.

In addition to having what we believe is the most compelling and comprehensive mitral and tricuspid valve repair and replacement portfolio in development, Valtech also has a dedicated and proven workforce which helps to cement our decision to pursue this acquisition.

Upon closing, there will be almost 700 employees at the combined Company and our plan does not call for any changes to the Valtech or HeartWare teams. Both business units will remain focused on their areas of expertise as we invest to capitalize on the significant potential of both portfolios.

Our leadership team has considerable experience integrating businesses both here and in their former roles. The one area where we know we will be making specific investment in new talent is in the sales and marketing arena to facilitate the launch of Cardioband.

We currently expect to add 20 to 25 individuals to our global sales and clinical support teams next year, concentrated in key international markets given the pending

Cardioband CE Mark. By keeping the two businesses independent from each other, the current HeartWare team will remain completely focused on advancing our portfolio and business.

In summary, we remain compelled by our core business, particularly with the MVAD System on the cusp of driving transformation within the VAD market. Mitral and tricuspid valve diseases offer significant near- and long-term opportunity. And by partnering with Valtech we will enhance our portfolio, deepen our team and accelerate our growth by expanding our presence in the heart failure market.

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SEPTEMBER 01, 2015 / 09:00PM GMT, HTWR - Heartware International Enters Into Definitive Agreement To Acquire Valtech Cardio, Ltd.

With Cardioband on the brink of attaining CE Mark status there remains significant near-term commercial opportunity in the existing interventional mitral repair market, which represents a more than $250 million global market today. We look forward to the anticipated commercial launch of Cardioband in Europe and believe that the adjustable interventional annuloplasty will be viewed as the best first-line option for a majority of the mitral population.

As for the mitral replacement market, we believe this market will blossom with the transition to the safer transseptal approach. And in that area Valtech is well-positioned with CardioValve to be a leader given its deep expertise in steerable transseptal delivery systems.

Finally, the combined HeartWare/Valtech pipeline creates a regular cadence of additional value creation with high impact inflection points over the next five years and beyond. The combined portfolio will focus on the two highest growth areas in heart failure devices and will deliver accelerated returns to our shareholders.

This acquisition represents a tremendous opportunity for HeartWare and it is one that we simply couldn’t pass up. Because if we had waited we would have certainly missed our opportunity to merge with Valtech and therefore would have missed out on being a leader in what is almost certain to be a multibillion-dollar market segment.

In short, by merging with Valtech, our combined companies create the technology leader in heart failure, and frankly, I couldn’t be more excited about HeartWare’s future. With that, operator, we may now open the call for questions.

Q U E S T I O N  A N D  A N S W E R

Operator

(Operator Instructions). Chris Pasquale, JPMorgan.

Chris Pasquale - JPMorgan - Analyst

Doug, I think this decision is going to come as a surprise to a lot of investors. And one of the first questions is going to be what this move signals about your view of the long-term opportunity with mechanical circulatory support.

You touched on that in your comments. But can you spend just a little bit more time talking about the thought process that got you to this point? With everything you have going on in your own pipeline why was staying focused on VADs not the right move as you thought about what you wanted this business to look like over the long-term?

Doug Godshall - HeartWare International, Inc. - President & CEO

Yes, thanks, Chris. As was evidenced by our move to CircuLite, we have always been seeking ways to pull in patients at an earlier stage and augment our current later stage product portfolio with MVAD and HVAD.

It became increasingly evident as we observed the evolution of the heart team treatment as we saw the adoption of the first generation repair in MitraClip that there was a significant overlap in terms of the physicians who were treating our patients, the patients who were being considered for VADs or valves.

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SEPTEMBER 01, 2015 / 09:00PM GMT, HTWR - Heartware International Enters Into Definitive Agreement To Acquire Valtech Cardio, Ltd.

And we were absolutely convinced that the best most logical expansion of our business, were we to expand, would be within the mitral arena because there is so much a patient synergy. The prospects for our VAD business are -- we continue to be incredibly compelled by what we expect to achieve with MVAD and the migration of MVAD to the CircuLite platform we think significantly derisks that platform.

But the opportunity to add what will be a higher gross margin, higher growth and semi overlapping the very complementary patient population and be a much more significant partner for the heart team was just too hard to pass up.

So we are only doing this because of our confidence in our VAD portfolio and pipeline, not because we are concerned about prospects of growth for VADs or concerned about prospects for our portfolio specifically.

Chris Pasquale - JPMorgan - Analyst

Thanks, that’s helpful. And then one for Peter. You mentioned that you expect to double Valtech’s current burn, I think you said it was about $15 million. So is $30 million in incremental spending an appropriate estimate for what we should be budgeting for 2016?

And then can you talk a little bit about how you see that trending beyond 2016. It seems like you are taking on a lot of development work with this portfolio of products. Is 2016 a high watermark that then starts to trail off or does that kind of spending really need to be maintained for several years to get these things over the goal line?

Peter McAree - HeartWare International, Inc. - SVP & CFO

Yes, correct, Chris. So roughly the ballpark of $30 million is what we would expect to take this spending level to next year. Keep in mind again we are going to start generating revenues very early on we see with this portfolio. So there is going to be revenue offsets coming about.

So even though we will be growing the expense rate commensurate with building a commercial sales force while progressing the portfolio, we also anticipate that that growth is going to be well-timed with revenue creation.

So as far as the high watermark, it should be in that $30 million to $40 million range broadly and you will have an opportunity to see later as we file more detail some of the thought processes behind how we looked at this financially. But that would be roughly the high watermark from an overall net spend perspective.

Chris Pasquale - JPMorgan - Analyst

Thanks.

Operator

Brooks West, Piper Jaffray.

Brooks West - Piper Jaffray - Analyst

So, Peter, just to follow up on that. The timing of the high watermark spend, did you say that would be in 2016 or is that going to be in 2017? How should we think about that?

Peter McAree - HeartWare International, Inc. - SVP & CFO

So that level might be for roughly a one- to two-year period, Brooks. And then it would start to come down from there and start to generate increased revenues -- as well as we move beyond some of the heavier intensive periods of clinical work and then get into more of a sustaining research and development mode.

So one of the things that is attractive very much about the portfolio is Amir, Tal and the team, they’ve put already a lot of work into this portfolio. So it is well beyond feasibility and here it is really about our tactical execution moving through the clinical stages on into commercialization.

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SEPTEMBER 01, 2015 / 09:00PM GMT, HTWR - Heartware International Enters Into Definitive Agreement To Acquire Valtech Cardio, Ltd.

So I would say one to two years of this level of burn and then we should see something improving beyond there is sort of broadly how all the different model scenarios would average out for us.

Brooks West - Piper Jaffray - Analyst

Okay, thanks for that. And then, Doug, you’ve talked about generating some revenue, you seem to be pointing us towards Cardioband as the first product out of the gates here. Can you talk about, are you going after MitraClip? I have heard some arguments that maybe the low hanging fruit has already been harvested in that market.

Do you think of that as a market share taking device or a market expanding device? And then when can we start to think about US revenue for some of these? Are we really looking at more like 2018 before we start to see some US revenue contribution?

Doug Godshall - HeartWare International, Inc. - President & CEO

Yes, thanks, Brooks. And I may actually ask Prof. Maisano or Kuck to also provide their perspective on where they see the Cardioband fitting. But the -- there is -- as all of the -- as we have seen in all of the data that was presented today, in every valve conference there is an enormous untreated mitral population.

And one of the real significant advantages of Cardioband, which was touched on throughout our conversation, is the fact that placing a supra-annular device, replicating the gold standard surgical approach with an annuloplasty through a transseptal approach, being able to leave the leaflets on it unencumbered, gives the clinician, surgeon or cardiologist performing the procedure, leaves them with all of their options open.

Even if the repair with Cardioband is imperfect they could go back in and do a clip later if they so choose. They could put a valve in place if they so choose. It is a tremendous advantage to the system giving a very safe, flexible alternative for them so they are not burning any bridges.

And so do I expect based on the feedback that we have received from clinicians, I think one of the cases that I saw I asked the cardiologist in Germany after he cinched the Cardioband, do you ever see this kind of outcome with your other mitral interventions? And he just said, never, you can’t achieve no regurg.

And so, maybe I will ask Prof. Kuck because my view is, yes, yes, physicians will choose this device preferentially. And yes, it will expand the market. But perhaps Prof. Kuck, who obviously sees a lot more patients than I do, can share his view.

Karl-Hienz Kuck - Asklepios Klinik St. Georg, Hamburg, Germany - Head of Cardiology Department

It sounds like that you are seeing quite a lot of patients. I think you were giving a very profound and detailed answer, there is little to add. What I just would like to add is that actually using the clip, which as I said before, we are one of the biggest users of the MitraClip, we did 150 cases last year.

And I do believe that at least half of these patients, if the Cardioband becomes available without any limitation, and if the CE Mark approved, then at least 30% to 50% of these patients can be treated initially with the Cardioband.

Now don’t forget what was stressed by Doug that if you do a Cardioband in an annuloplasty procedure it still leaves room for doing the clip or to put a valve in. Now if you start with the clip and the clip shows a good initial result, but then over time you see that -- you go back into much regurgitation, then the disadvantage is that in the chronic stage but also in the acute stage during the procedure, if something goes wrong with the clip, but you have one or two clips inside the heart and then the result is not sufficiently good or if you have a complication, we don’t have a bailout procedure for the clip. Once the clips are there we cannot put a valve in, we can do nothing more than just putting the clips in.

Now this Cardioband procedure is unique in the sense that it leaves all the other options open. So I do believe that for safety reasons but also for efficacy reasons that there will be a big market shift away from the clip into an annuloplasty procedure.

And at this point in time as mentioned before, the Cardioband is the only percutaneous annuloplasty procedure that really works and is safe. It is unique in the sense that we have never seen any patient dying during an intervention. And this is really something that you can hardly see in any kind of intervention. And the reason is why it doesn’t happen because it is such a controlled procedure.

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SEPTEMBER 01, 2015 / 09:00PM GMT, HTWR - Heartware International Enters Into Definitive Agreement To Acquire Valtech Cardio, Ltd.

You have a system that allows you to do very small movements and to really apply the system in a very sophisticated way, which is something which is very unique. And from the safety perspective acutely similar to the clip with a delivery system which is also similar to the clip. So it is a very unique technology and I think, as I said, that quite a lot of clip patients will be treated in the future with the Cardioband system.

Doug Godshall - HeartWare International, Inc. - President & CEO

Thank you, Prof. Kuck. I think the data I have seen is about 70% of the clip patients are functional patients. So that is the kind of patients we are expecting to target with Cardioband.

The second part of your question, Brooks, was about US revenue I believe. We are looking -- we haven’t totally refined our US regulatory strategy, we are modeling between Cardinal and Cardioband to start seeing revenues later in 2018 with the ramp really occurring 2019 and beyond.

Brooks West - Piper Jaffray - Analyst

Great, thanks so much.

Operator

Jason Mills, Canaccord.

Jason Mills - Canaccord Genuity - Analyst

So a couple questions. First, just from a strategic standpoint, could you talk about -- you have given up a good chunk of the Company for Valtech and very intriguing and out of box thinking that is quite exciting. But I am just wondering, Doug, if you could sort of lay out broadly speaking the return on invested capital sort of rationale over the next several years as you look at the opportunities relative to the price you are paying for the Company?

Doug Godshall - HeartWare International, Inc. - President & CEO

Yes, I will let Peter take the first whack at that.

Peter McAree - HeartWare International, Inc. - SVP & CFO

Yes, so had I made some comments with regard to the transaction, Jason. So given the maturity of the overall portfolio, we felt that the upfront value was well justified, especially in comparison to recent transactions that have been in the market. And I think that what was further attractive to us is the fact that Valtech’s shareholders wanted to participate on an equity basis in the upside growth.

So what does that do for us? It allows us to preserve our cash and I think to ensuring that the combined portfolio of our business, both VADs as well as valves, are optimized in the highest growth potential. Compared to what most matters from an ROIC standpoint -- (technical difficulty) sorry, if you can mute backgrounds.

You won’t see those immediate or three- to five-year ROIC expectations that you might from some of the larger company acquisitions. But certainly as we get to year five and beyond, we think that this really will amplify and create much higher returns than could be achieved as a standalone business and we looked at the transaction in multiple ways.

And without sharing specifics about what those returns look like, they do well justify the overall transaction price that we are paying, especially taking into consideration that much of the consideration comes in the form of future payouts downstream once value has been clearly demonstrated. So I hope that gives you a little (technical difficulty).

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SEPTEMBER 01, 2015 / 09:00PM GMT, HTWR - Heartware International Enters Into Definitive Agreement To Acquire Valtech Cardio, Ltd.

Jason Mills - Canaccord Genuity - Analyst

Yes, Peter, that is helpful I was hoping for those specifics. But that is fine for now. I suppose we will get more when the filings occur. My follow up question, Doug -- again, sorry about the background noise -- is just sort of interested I guess in your perspective as well as maybe the doctor’s perspective on sort of a why now question in mitral, something on the order of $2 billion spent over the last, as you mentioned, couple of weeks.

Is there something magical about what is going on in the clinic in mitral valve repair and replacement over the last handful of months that is triggering sort of these investments at this time? Are the physicians seeing the therapies progress to a point where now we are close to getting to a toolbox that can adequately and comprehensively treat functional mitral regurgitation?

It is just coincidental I suppose that we are seeing a lot of investment recently. I am just wondering if you could give a broader sort of perspective on what you are seeing.

Doug Godshall - HeartWare International, Inc. - President & CEO

Sure, I will give the first comment and then perhaps Prof. Maisano can correct me or augment depending. So we have obviously been tracking mitrals in general for several years. We have -- our Board spends a great deal of our time trying to assess sort of what we want to be when we grow up. And what we want to be is a leader in heart failure therapy, not just a leader in mechanical support.

And we have assessed a great number of properties both in mechanical support, in other technology areas and more intensely in mitral and tricuspid therapies. And that is different than aortic disease because aortic really is not a heart failure condition and is -- there is some synergy on customer base but a lot less synergy on disease because those are not heart failure patients.

And so, what we saw in Valtech, a Company I have known for seven years now I think it is, what we saw as they matured was an elegance and sophistication of portfolio technology and strategic thinking on their part to try to provide a real full therapeutic portfolio.

So it is a franchise, it is not a widget. It is -- there is a maturity to their portfolio that will enable us to have a much broader conversation with the likes of Prof. Kuck and Prof. Maisano as well as our existing VAD clinicians about their complex patients that they are trying to manage.

And so we felt at the end of last year that it was likely that everybody would be grabbing seats in the mitral arena. And it happened with a bit more of a flurry than we had expected.

But we also felt pretty strongly the more we learned about all the different alternatives is that if you -- frankly if we didn’t have Valtech we couldn’t rationalize any of the other opportunities both because they were starting with replacement and we think therapy is going to start with repair, not with replacement. And we felt that replacement will really take off as a therapeutic alternative when it can be delivered transseptally not transapicaly.

So, while Valtech has within its portfolio transapical and transseptal so that if it is better for a patient to go transapically you can choose Valtech. The fact that they -- Tal, Amir and team, and I didn’t always think they were smart to take this strategy; I am convinced now.

But they insisted on starting with transseptal because they saw that sort of start with the end in mind. And if transseptal is the end then don’t try to reengineer a transapical device to try to force it into a transseptal cannula. And so I think in the end it was a brilliant strategy on their part.

So I think my view is a lot of companies realize that mitral is as big or bigger than aortic and it is hard to make mitral devices that work. So when they saw some of the early stage replacement companies derisk a little bit, get a little bit of clinical evidence they thought, and I can’t speak for them, but better place some bets now to start building out their replacement portfolio.

I am just -- I just feel so lucky that our long-standing relationship with Valtech really paid off and maintained access for us. So maybe, Prof. Maisano, you want to -- maybe you have a different view as to why all the activity on the mergers and acquisition side.

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SEPTEMBER 01, 2015 / 09:00PM GMT, HTWR - Heartware International Enters Into Definitive Agreement To Acquire Valtech Cardio, Ltd.

Francesco Maisano - University Hospital of Zurich - Chair of Cardiovascular Surgery

Yes. So, I think once more you demonstrate that you learn everything about this field. So there is very little to add to your points. As a physician I have been very much involved in the mitral -- transcatheter mitral repair, because I have been working in strict collaboration with Abbott, developed the market of MitraClip. And for this I have been working in strict relationship with heart failure specialists.

The heart failure specialist is the one who is taking the decision whether a patient should be treated or not. And what we have learned is that, number one, a procedure has to be safe. And safety means it has to be simple, it has to interact the least possible with the physiology and therefore repair will always prefer to replacement whenever possible.

That means that both procedures should be available, but the first line option, in my opinion, will always be repair providing you have good devices such as Cardioband.

The other point that we learned very early is that we have seen this in early stages of mitral valve replacement is that mitral valve replacement is not a simple procedure and I think in most of the failures in the early experience have to be associated with the (inaudible) approach.

That is why since very beginning we knew Valtech is not a device -- single device company, is a company which has been dedicated to mitral disease overall. And with our knowledge with the large contribution of many physicians I mean here we are (inaudible) has been absolutely instrumental for us to bring these procedures forward.

But there have been a number of other physician (technical difficulty) the portfolio of Valtech, we always have been convinced that we had to develop something as close as possible to surgery, but as safe as possible as an interventional transcatheter transfemoral procedure.

So that is why we also believe today that Valtech not only can erode some of the market which is at the moment available, but can obviously expand indications providing effective (inaudible) technologies can reach targets which at the moment are not reached.

We can improve results of surgical interventions with the Cardinal, we can treat patients much earlier using Cardioband and end-stage procedures we will have very good valve for valve replacements. And last but not least the portfolio includes also tricuspid which is also an important valve.

Doug Godshall - HeartWare International, Inc. - President & CEO

Thank you (multiple speakers).

Jason Mills - Canaccord Genuity - Analyst

Thank you.

Doug Godshall - HeartWare International, Inc. - President & CEO

And Prof. Maisano, let me just ask you something -- and I apologize, I know we have already gone more than an hour and a half and I am trying people’s patients and it is past everyone’s bedtime in Zurich and London. But you mentioned something about the sort of relative sickness of patients.

You have spoken to me in the past about how you believe that there is a strong likelihood that you will now be able to -- you and Professor Kuck and your colleagues, will be able to treat not the less -- not the more sick nonsurgical candidates, but actually because of the non-invasiveness and low morbidity of Cardioband you have at least expressed to me in the past that the real significant expansion could be an even less sick population even pre-surgical patients.

And that is -- there was a comment earlier that -- from one of the questioners that maybe the market was already fully penetrated and they had already taken the low hanging fruit off the market.

Francesco Maisano - University Hospital of Zurich - Chair of Cardiovascular Surgery

Yes, I think you are hitting the point. The whole concept behind treatment of mitral insufficiency has two objectives. Number one, to improve symptoms. And improvement of symptoms should not be the target of end stage therapy, patient should be good at the very beginning if they have failure history.

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SEPTEMBER 01, 2015 / 09:00PM GMT, HTWR - Heartware International Enters Into Definitive Agreement To Acquire Valtech Cardio, Ltd.

So I think today MitraClip, which is an excellent device but still it is not -- is not replicating what is a standard practice in surgery. This is only offered to end-stage patients. And with a device like Cardioband that can be done very early and does include the opportunity for a further treatment either with another clipping or with a replacement, I foresee that we can treat patients earlier.

And this could be associated with some prognosis benefit. The prognosis benefit of treating mitral regurgitation is lost once we treat these patients at the end of the road. These patients that we are currently treating in the future probably will be better treated by a miniaturized pump. So this is where the synergy between the two companies I think will give the best.

And this is why I am very happy to see that finally heart failure -- a heart failure company is working in strict collaboration with a mitral valve company, because mitral valve and heart failure are strictly connected, the mitral valve is in the middle of the heart. I always I have been teaching this for years when I was making also my surgical lectures.

The mitral valve is the center of the heart, the mitral valve is the left ventricle, it is not in the left ventricle. It’s part of the ventricle and it is fundamental to keep the ventricle working. Today we wait too long before we treat these patients and unfortunately we miss the sweet spot of opportunity -- the sweet spot for getting the ideal prognosis benefit. These are the devices of the future; we will see much more patients treated using these more physiologic devices.

Doug Godshall - HeartWare International, Inc. - President & CEO

Excellent, thank you. So, operator, I think I can only afford to take one more call or I will be impolite to our guests in Europe. So we will take one more call and then we will wrap it up.

Operator

Matt Taylor, Barclays.

Matt Taylor - Barclays Capital - Analyst

So I know you have these illustrated potentials in terms of revenues and you are going to give more details later. But can you talk just conceptually about how much of the value for what you are paying here is related to the repair portfolio which is kind of closer to commercial launch and how much is related to replacement?

And just how much do we know about the potential for success of the replacement here? It seems like it could be a good design but hasn’t really been tested. So can you talk about how you have risk mitigated or haircut some of the projections here for different risks around the products?

Doug Godshall - HeartWare International, Inc. - President & CEO

Sure. So we didn’t sit down and say, X percentage of the transaction is earmarked for tricuspid and Y percent for surgical rings and Z percent for replacement. Frankly the beauty of the Valtech portfolio is it is kind of like mitral disease generally.

It is a complex disease that requires a portfolio of alternatives and we felt that, first, if there was any way to find a way to be a leader in mitral it would almost by definition make us the leader in heart failure. And clearly the only way in our view to be a leader is to have leadership in repair first and leadership in transseptal replacement second.

So, given the proximity of repair revenue with Cardioband and Cardinal, the -- it would be hard to say that it is -- that the replacement is as derisked as Cardioband. I mean it isn’t, it is not in -- we are not on the verge of a CE Mark for CardioValve. So, because of sort of time value of near-term revenue our return is driven more by repair than it is by replacement.

That said, if we get it right and if we are right about the rather compelling chronic animal results we have seen to date and the progress the team has made over the past year or two to come close to locking down their valve design, which should be imminent and moving towards the first-in-man.

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SEPTEMBER 01, 2015 / 09:00PM GMT, HTWR - Heartware International Enters Into Definitive Agreement To Acquire Valtech Cardio, Ltd.

It’s -- we are highly confident that we are going to have a valve that will be, if not first for transseptal it is going to be awfully close to first to transseptal and likely first for a steerable transseptal, which is a critical differentiator.

So it’s -- if we are wrong and replacement is a bigger opportunity than repair and Prof. Maisano and I are wrong, then we are still in fantastic shape because I think we are going to have the leadership platform in replacement as well.

And so, we are -- if you asked me 18 months ago how did I feel about the replacement platform at Valtech I would’ve said, “gee, it kind of needs some work.” What I have seen now is if it needs work it is a minor tweak because I think they have got it figured out through significant hard work and significant talent infusion.

Fortuitously you are probably familiar there have been a few valve companies that have come out of Israel and are currently marketed in the US. So it is not -- or are in development in the US. So there was a fairly strong talent pool in delivery systems and valves that has migrated into the halls of Valtech and has really helped significantly advance their replacement portfolio to bring it close to fruition.

Matt Taylor - Barclays Capital - Analyst

Okay, thanks. And one follow-up. I know you talked on the call about how you have a really close relationship given your investment in Valtech. And I looked at some of the other mitral products out there. I just wanted to see if you could specifically articulate what you think the true advantage is of the design here, aside from being transseptal, I think we get that.

But can you talk about the profile or how the replacement clips to the valve or anything else that really makes it stand out versus these others companies that have been bought in the last six months?

Doug Godshall - HeartWare International, Inc. - President & CEO

Yes, so we -- I think we -- so I think there are some really nice implant designs, very different sort of strategies for anchoring that have been appended to other large companies recently. And yet they are -- all of the effort in those instances was really around a transapical delivery approach. And they have had obviously well-publicized mixed results, some look very promising early results, some are too early to tell and some have had to kind of go back to the drawing board a bit.

The combination of intense focus on delivery system for transseptal, which was already highly leveraged off of the Cardioband experience, and equal emphasis on applying all of the team’s prior knowledge of how to make a good valve based on their experience in former valve experiences and designs, I think has made Valtech unique.

They wanted to ensure that they had a really robust durable anchoring system, a delivery system that had tremendous steerability and deliverability so that you could reproducibly deliver the valve on target. And have as low a profile as possible, which is not always the case in other valves out there because you -- as Francesco Maisano said you -- the mitral valve is part of the ventricle. And under the valve you have got a lot of stuff.

So you have got to avoid the aortic valve, you don’t want to obstruct that. You have to make sure you don’t do too much harm to leaflets or chordae or the like. So you have to anchor firmly but not cause damage. And Valtech with their design has come up with a flexible low-profile, robust system.

And I can’t say it works yet because it hasn’t been in people. But having looked at a lot of different valves I think we know enough to predict that it is very likely to work and be a very attractive option for the patients that you don’t choose to do a Cardioband on which we think Cardioband will be first-line treatment option.

Matt Taylor - Barclays Capital - Analyst

Okay, thinks a lot, Doug.

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SEPTEMBER 01, 2015 / 09:00PM GMT, HTWR - Heartware International Enters Into Definitive Agreement To Acquire Valtech Cardio, Ltd.

Doug Godshall - HeartWare International, Inc. - President & CEO

Thank you. So with that, we appreciate everyone’s time. We know that this was generally news that people were not anticipating. And I think as people digest and appreciate and comprehend the power of Valtech’s portfolio and how complementary it is with our valve patients -- or VAD patients, many of whom have tricuspid disease, many of whom have mitral disease.

I think there will be an obviousness for investors and others who observe the Company, including our customers, that this is a very logical and effective way for us to grow the Company, deliver return for shareholders and become a much stronger partner for our customers.

So with that, I thank everybody for their time and look forward to following up with many of you afterwards. Thank you, operator.

Operator

Thank you. Ladies and gentlemen, this does conclude today’s teleconference. You may disconnect your lines at this time and thank you for your participation.

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